February 28, 2022

Via Edgar

Ms. Kathleen Krebs

Mr. Ryan Rohn

Mr. Stephen Krikorian

Mr. Jan Woo

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	Lytus Technologies Holdings PTV. Ltd.
Amendment No. 6 to Registration Statement on Form F-1
Filed February 9, 2022 File No. 333-254943

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated February 24, 2022 (the “Comment Letter”), to Lytus Technologies Holdings PTV. Ltd. (the “Company” or “Lytus Group”) with respect to the Amendment No. 6 to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on February 9, 2022.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 6 to Form F-1

Cover Page

1.	You indicate on the prospectus cover page that “there can be no assurance that the offering will be closed and our common shares will be trading on the NASDAQ Capital Market.” Please advise why you have included this statement in light of the fact that the offering is a firm commitment offering and you confirmed in your response letter dated March 31, 2021 that you will not proceed with offering if you are not accepted for listing by Nasdaq. Instead, revise to disclose that the offering will not proceed unless you are accepted for listing on Nasdaq.

Response: In response to the Staff’s comment, we have removed from the cover page the statement that “there can be no assurance that the offering will be closed and our common shares will be trading on the NASDAQ Capital Market” and revised to disclose that the offering will not proceed unless we are accepted for listing on NASDAQ.

Prospectus Summary

Corporate History and Structure, page 2

2.	Please clarify whether it is still a requirement for closing of the Reachnet Customer Acquisition Agreement that the company be listed on a recognized stock exchange. Refer to Section 2 of the Customer Acquisition Agreement dated June 20, 2019.

Response: The original Customer Acquisition Agreement with Reachnet (the “Customer Acquisition Agreement”) required that the Company be listed on a recognized stock exchange as a precondition to closing. However, the parties have subsequently agreed to waive all the pre-conditions in the Customer Acquisition Agreement pursuant to the Secondary Supplementary Agreement dated Jun 30, 2020. And hence, listing on a recognized stock exchange is no longer a requirement for the closing of the Customer Acquisition Agreement.

3.	Please disclose that the company has not yet paid the consideration owed to Reachnet under the Customer Acquisition Agreement, and Reachnet has not provided to the company the revenue it has collected from the acquired customers since April 1, 2019. Briefly explain the reasons for the delay and that the payment amount due to Reachnet and receivables due to the company will not be settled until the completion of a third party audit of Reachnet and its subscribers that was commenced on April 1, 2021. Disclose if you expect the third party reviewer’s report to be completed prior to the offering and, if not, when you expect it to be completed. Disclose the amounts owed by each party to the other as of the latest practicable date. Briefly explain the impact on your results of operations and financial condition of the delay in settlement of the agreement as well as the expected impact upon settlement.

Response: In response to the Staff’s comment, we have included the below paragraphs in the Prospectus Summary of the Registration Statement.

“On February 5, 2021, Lytus India and Reachnet entered into the Third Supplemental Agreement to the Customer Acquisition Agreement, pursuant to which the parties have agreed to, on a good faith basis, settle payments upon completion of a third party’s systems and operational review of Reachnet and its subscribers. The commercial terms to the agreement remain intact and are not subject to any contingency. The Company engaged an independent third-party reviewer/consultant to carry out a systems audit of Reachnet’s on April 1, 2021. The review was however interrupted on account of intermittent COVID-19 related nationwide through January 2022. While a substantial portion of the audit was completed, certain portions of the review remained incomplete. With the impending relaxation of lockdowns, it is expected that the review will likely be completed by April 15, 2022 assuming no additional COVID or resource delays.

As of September 30, 2021, the Company is obligated to pay $29,796,215 to Reachnet (refer to Note 15 on page F-113) and Reachnet has agreed to pay $36,853,687 to the Company which it has currently collected from customers and holds on behalf of the Company. The Company has not yet paid the consideration owed to Reachnet under the Customer Acquisition Agreement, and Reachnet has not provided to the Company the revenue it has collected from the acquired customers since April 1, 2019. Per the agreement dated July 31, 2020, these payments will be paid at a mutually agreed date after third party operations review has been completed and the independent consultant’s report is provided to the Company. The delay in settlement of payments by mutual agreement of the parties has had no significant impact on the financial condition of the Company since Reachnet is an exclusive operations partner of the Company under the terms of the Management Services Agreement. It is expected that the Company’s cash position would be significantly enhanced upon settlement of the payments.”

Use of Proceeds, page 34

4.	You now indicate that you intend to use $8.74 million rather than $15 million of the offering proceeds for the acquisition of customers from Reachnet and 51% of DDC. Please explain whether $8.74 million is sufficient for these purposes or whether you may need additional funds to meet these obligations.

Response: The management believes that the use of $8.74 million of the offering proceeds in combination with third party credit line established by the Company pursuant to the Agreement for Subscription of Debentures dated December 30, 2020 will be sufficient to complete all acquisitions of the customers and 51% of the licensed cable company.

5.	You provide disclosure of the amount of revenues generated by the streaming services provided to the approximately 1.8 million subscribers you acquired from Reachnet for periods since March 16, 2020, your date of inception. Disclose that Reachnet has not made any payments of this revenue to you and that your cash as of September 30, 2021 was $340,876.

Response: In response to the Staff’s comment, we have added the following paragraph to page 34 of the Registration Statement.

“While Reachnet has collected revenues from customers since April 1, 2019, it currently holds those funds on behalf of the Company until such time as the third-party review is completed and final settlement is completed between the parties. The Company’s cash balance in hand as of September 30, 2021 improved to $340,876.”

Management’s Discussion and Analysis of Financial Condition..., page 40

6.	You state that the company is committed to completing the third-party review of Reachnet’s operations before the end of March 31, 2022. Please provide the basis for this assertion. To provide context, describe with specificity based upon the latest practicable date what has been verified in each region, what remains to be verified in each region, the current extent of the COVID-19 lockdowns in each region, and how the lockdowns are continuing to impact the verification efforts.

Response: In response to the Staff’s comment, we have revised our disclosure starting on page 62 under the Management’s Discussion and Analysis to the following:

Status of the third-party report:

“The Company engaged an independent third-party reviewer/consultant to carry out a systems audit of Reachnet’s operations before completing final payments under the Customer Acquisition Agreement. This independent review was commenced on April 1, 2021 and was interrupted on account of COVID-19 related nationwide lockdowns that were implemented in different states intermittently through January 2022. While a substantial portion of the audit was completed, resource scheduling delays on account of Omicron related quarantine restrictions on third-party reviewer staff caused certain portion of the review to remain incomplete. With relaxation of the lockdown restrictions effective February 1, 2022, the final phase of the review has commenced again and it is expected that the Review will be completed by April 15, 2022 assuming no additional intervening lockdowns or related delays in India.

The following verification had been completed in all regions through January 2022:

●	Virtual verification of Subscriber Management Systems and its status from time to time;

●	Physical verification of Subscriber Management System;

●	Verification of headend equipment in major metros in Maharashtra;

The following verification has been completed in the States of West Bengal, Andhra Pradesh, Kerala, and Haryana and is approximately 60% complete in parts of New Delhi (National Capital Region) and rural parts of Maharashtra and Karnataka:

●	Physical verification of overhead fiber;

●	Physical verification of underground fiber;

●	Verification of nodes in smaller metros;

●	Technology redundancy review of all servers;

●	Physical verification of final active customers; and

●	Physical verification of the local cable office resources.”

Update on COVID situation in India:

“The instances of new infections in India have substantially reduced with the government of India reaching a critical milestone of administering 1 billion vaccinations. Banking services have largely resumed functionality. While the instances of COVID-19 and its variants remain visible and various parts of the country, with a large portion of the population vaccinated, the Central and State Governments of India effective January and February 2022 have eased all lockdown restrictions with the exception of commencing regular international flights in to India. Domestic travel curbs have been lifted and vaccinated travelers are allowed to travel nationwide. Accordingly, the Company’s third-party reviewers have now been granted unrestricted access to local cable operator locations in the NCR, Maharashtra and Karnataka where portions of the review were pending.”

7.	Please discuss the nature of your Other Income in the Management’s Discussion and Analysis.

Response: In response to the Staff’s comment, we have included the following discussion of the nature of our Other Income in the Management’s Discussion and Analysis.

On pages 41 and 46:

“The Company recorded Other Income of $ 15,759,393 for the period ended March 31, 2020 and $ 14,648,473 for the period ended March 31, 2021. The Company has reported Other Income as a net amount after netting of amounts payable to Reachnet.

“Other Income” treatment is based on the applicable IFRS rules1 for the following reasons:

●	For the period March 31, 2020: Income is treated as a one-time milestone payment triggered by income entitlement rights under the Customer Acquisition Contract with Reachnet ($15,759,393 as of March 31, 2020).

●	For the period April 1, 2020 through March 31, 2021: The revenue recognized under IFRS 15 is presented as Other Income since Reachnet had provided services to Company’s customers during that period under the Management Services Agreement ($14,648,473 as of March 31, 2021.)

And on pages 54 and 59:

“The Company recorded, for the interim period ending September 30, 2021, the Other Income of $7,258,605 and for the interim period ending September 30, 2020, the Other Income of $6,561,354. The Company has reported Other Income as a net amount after netting of amounts payable to Reachnet.

“Other Income” treatment is based on the applicable IFRS rules2 for the following reasons:

●	For the interim period ending September 30, 2021 and the interim period ending September 30, 2020: The revenue recognized under IFRS 15 is presented as Other Income since Reachnet had provided services to Company’s customers during that period under the Management Services Agreement ($6,561,354 as of September 30, 2020, and $7,258,605 as of September 30, 2021.)

[1]	Management believes that the income is correctly recognized as per the provisions of IFRS 15.9. Please refer to ASC 606-10-55-37A and IFRS 15.B35A, wherein Lytus India has the control for allocating “a right to a service to be performed by the other party [Reachnet], which gives the entity [Lytus India] the ability to direct that party to provide the service to the customer on the entity’s behalf.”

[2]	Management believes that the income is correctly recognized as per the provisions of IFRS 15.9. Please refer to ASC 606-10-55-37A and IFRS 15.B35A, wherein Lytus India has the control for allocating “a right to a service to be performed by the other party [Reachnet], which gives the entity [Lytus India] the ability to direct that party to provide the service to the customer on the entity’s behalf.

If you have any questions, please do not hesitate to contact the undersigned at dharmesh.pandya@lituustech.in, or Panjwani, M. Ali of Pryor Cashman LLP, outside counsel to the Company, at Ali.Panjwani@PRYORCASHMAN.com (Tel: 212-326-0820).

Very truly yours,

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya Chief Executive Officer

cc:	M. Ali Panjwani, Esq.